May 8, 2009
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-20202
Dear Mr. Vaughn:
On behalf of Credit Acceptance Corporation (referred to herein as the “Company”, “we”, “our”, or “us”), we are responding to your letter dated April 30, 2009. Your letter included one comment to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.
Form 10-K for the Fiscal year Ended December 31, 2008
Financial Statements
Note 2. Summary of Significant Accounting Policies
Premiums Earned, page 52
1.	Please address the following regarding your disclosure on page 52 “The deferred gain will be recognized as premiums earned revenue over a 26 month period (average remaining life of the ceded vehicle service contracts) using an average of the pro rata and rule of 78 methods.”
•	Revise your future filings to provide the disclosures required by SFAS 60 and SFAS 113. Clearly identify in your response as well as future disclosures whether the contracts involved represent short duration and long duration contracts.
Response:
Our contracts meet the short duration criteria in paragraph 7 of SFAS 60. We will add this disclosure to our second quarter 10-Q. We have included all required disclosures related to SFAS 60 and SFAS 113 in our first quarter 10-Q.
•	Tell us whether the 26 month period is specific to the pools of insurance ceded to your reinsurance subsidiary. Clarify whether you recognize revenue on a given pool over the specific period of the insurance contracts in that pool.
Response:
Related to the deferred gain, we have two pools, one for each vehicle service contract insurer. The vehicle service contract product offered by each insurer is similar and has similar claims experience. The 26 month period is the average life of the vehicle service contract contracts written by each third party insurer. Premiums earned related to the deferred gain are recognized over the 26 month period.

For our ongoing business, we do not use pools as each contract is accounted for individually. Premiums earned related to contracts written are recognized over the term of the individual contract.
•	Tell us how you determined that your revenue recognition policy as stated above complies with the applicable accounting literature. Tell us how you determined that the average of the pro rata and rule of 78 methods results in revenue recognition “in proportion of the amount of insurance protection provided” as outlined in paragraph 13 of SFAS 60. Specifically address what you believe to be the value of protection provided and the typical premium period.
Response:
The average premium period is 26 months. We believe the value of the insurance protection provided is represented by the average claims experience. Two analyses of the past claims experience on our vehicle service contract policies were performed, one by us and one by an independent actuary hired by us. Our two vehicle service contract providers that are participating in our VSC Re program have provided vehicle service contracts on our vehicles for the past 5 years. We expect our claims experience to be similar in the future to our past claims experience. Based upon the historical claims experience, the average of the pro rata and rule of 78 methods best matches revenue recognition in proportion with claims experience. We felt it was appropriate to use the same revenue recognition methodology for our deferred gain.
•	Tell us the amount of premium revenues recognized under this method during 2008.
Response:
During the two months of operation of VSC Re Company in 2008, $0.5 million of the initial deferred gain was recognized as premium revenues.
Acknowledgement:
In connection with the above responses, we acknowledge that:
•	Credit Acceptance is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Credit Acceptance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the above responses have adequately addressed your comments. Please direct any additional questions regarding the review and this related response to me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth

Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:	via fax: (202) 772-9208
Sharon M. Blume, Assistant Chief Accountant, U.S. Securities and Exchange Commission

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